EXHIBIT 12.2

TEXTRON INC.

INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(unaudited)

(In millions except ratio)

Six Months Ended July 3, 1999
Fixed charges:
Interest expense	$91
Distributions on preferred securities of subsidiary trust, net of income taxes	13
Estimated interest portion of rents	14
Total fixed charges	$118

Income:
Income before income taxes and distributions on preferred securities of subsidiary trust	$508
Fixed charges *	105
Adjusted income	$613

Ratio of income to fixed charges	5.20

* Adjusted to exclude distributions on preferred securities of subsidiary trust, net of income taxes